CONFORMED COPY

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
April 28, 2011
Commission File Number : 000-30354

CITY TELECOM (H.K.) LIMITED
(Translation of registrant’s name into English)
Level 39
Tower I, Metroplaza
No. 223 Hing Fong Road
Kwai Chung
New Territories
Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  _____

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K the Interim Report for the six months ended February 28, 2011.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED
By:	/s/ Lai Ni Quiaque
	Name:	Lai Ni Quiaque
	Title:	Executive Director, Chief Financial Officer and Company Secretary

Dated: April 28, 2011

City telecom (h.K) lim

Corporate Information 2 Chairman’s Statement 3 Management’s Discussion and Analysis 4 Investor Engagement 10 Customer Engagement Campaign — Service with Heart 12 Unaudited Consolidated Income Statement 14 Unaudited Consolidated Statement of Comprehensive Income 15 Unaudited Consolidated Balance Sheet 16 Unaudited Consolidated Statement of Changes in Equity 17 Unaudited Condensed Consolidated Cash Flow Statement 18 Notes to Unaudited Interim Financial Report 19 Other Information 35

Corporate Information

FINANCIAL CALENDAR

Announcement of Interim Results	20 April 2011
Ex-dividend date for Interim Dividend	12 May 2011
Closure of Register of Members	16 to 18 May 2011 (both days inclusive)
Record date for Interim Dividend	18 May 2011
Dispatch of Interim Dividend Warrants	(on or around) 31 May 2011

LISTING

City Telecom (H.K.) Limited's shares are listed under the stock code "1137" on The Stock Exchange of Hong Kong Limited and in the form of American Depositary Receipts (each representing 20 ordinary shares of the Company) on the Nasdaq Stock Market in U.S. under the ticker symbol "CTEL".

Executive Directors

Mr. WONG Wai Kay, Ricky (Chairman)
Mr. CHEUNG Chi Kin, Paul (Vice Chairman)
Mr. YEUNG Chu Kwong, William (Chief Executive Officer)
Mr. LAI Ni Quiaque[3] (Chief Financial Officer and Head of Talent Engagement)

Non-executive Director

Dr. CHENG Mo Chi, Moses[3]

Independent Non-executive Directors

Mr. LEE Hon Ying, John[2,4]
Dr. CHAN Kin Man[1,3]
Mr. PEH Jefferson Tun Lu[1,3]

1 Members of Audit Committee
2 Chairman of Audit Committee
3 Members of Remuneration Committee
4 Chairman of Remuneration Committee

Company Secretary

Mr. LAI Ni Quiaque

Authorised Representatives

Mr. WONG Wai Kay, Ricky
Mr. CHEUNG Chi Kin, Paul

Registered Office

Level 39, Tower 1, Metroplaza
223 Hing Fong Road
Kwai Chung, New Territories, Hong Kong

Legal Adviser to the Company as to U.S. and Hong Kong Laws

Jones Day
29th Floor, Edinburgh Tower
The Landmark
15 Queen's Road Central
Hong Kong

Auditors

KPMG
Certified Public Accountants
8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong

Share Registrar

Computershare Hong Kong Investor Services Limited
46th Floor, Hopewell Centre
183 Queen's Road East, Wanchai
Hong Kong

American Depositary Bank

The Bank of New York Mellon Corporation
101 Barclay Street, 22nd Floor
New York, NY 10286 USA

Principal Bankers

Citibank, N.A.
DBS Bank Ltd., Hong Kong Branch
The Hongkong and Shanghai Banking Corporation Limited

Website

www.ctigroup.com.hk

2 City Telecom (H.K.) Limited Interim Report 2011

Dear Fellow Shareholders, First of all, I would like to thank my talented team for their hardwork and their contribution to the splendid performance of our Group for 1H FY2011. I expect that the financial performance for 2H FY2011 will be equally satisfactory. As mentioned in my Chairman’s Statements in the previous years, the Group has entered into a harvesting phase. The Fibre network that we boldly started investing in a decade ago is unique in Hong Kong, with distinct competitive advantages in terms of network speed, reliability and customer satisfaction. There is no comparison from the legacy network by our competitors. For the coming years, we are very confident about further improving our return on investment (ROI) on our telecom business, given that we have now surpassed the fixed cost inflexion point. For 1H FY2011, we are declaring an interim dividend at 68% of profit attributable to shareholders, which is higher than the same period last year, and in line with our full year guidance between 60%-90%. Our dividend policy is intended to bring steady returns to our shareholders, which will grow in absolute amount with higher profitability over time. This payout policy will prevail, until the next major investment opportunity appears, at which point we will then review our dividend policy. The other emphasis for the Group in the coming years is Talent development and recruitment. We strongly believe that in order to survive and excel in the highly competitive telecom market, going beyond our Fibre network infrastructure competitive edge, investment in human talent will be the key. It is our Talent that are essential to the Group’s long-term superior returns. In recent years, we have been much more assertive in Talent development and recruitment, and have devoted more resources to enhancing the “Superiority” of our Talent compared to our competitors. “Superiority” not only refers to the intelligence and ability to cope with different issues, but also loyalty and passion towards the telecom industry. We hope and we are confident that our Talent are superior in all aspects, compared to others in the industry. In the first half of this fiscal year, the Group has participated in the mobile spectrum auction. We believe that if we could get the spectrum at a reasonable cost, the Group can execute a quad-play strategy with lower network cost and advanced technology that is based on our Fibre network advantage over mobile-only operators. There are also operational synergies from up-selling our existing triple-play customer base to quad-play services. Whilst we did not win the spectrum this time, we will continue to explore mobile business opportunities going forward but subject to strict financial discipline with cost effectiveness as the top priority. As for domestic Free TV, we are still waiting for the Government to approve our license despite submitting our application in December 2009. Due to personnel changes in the Bureau, press reports suggest that there is likely delay to the schedule from our original estimation from middle of this year, to end of this year. Free TV business offers an opportunity for us to step into a new industry by, once again, changing the entire competitive landscape and the basic rules of the game; this time, by offering Free TV over our extensive Fibre network. For instance, traditional over-the-air transmission deployed by the two existing TV operators allows only 1 to 2 channels per operator in Hong Kong, while our Fibre network can deliver over 100 TV channels. This is unprecedented in the decades’ history of Hong Kong’s Free TV industry, unshackling audience from limited choices of channels. If they are entitled to choices among one to two hundred TV channels, we believe that this will fundamentally change the Free TV industry in Hong Kong, creating infinite business opportunities for us. We see Free TV as a long-term investment , and I sincerely wish our shareholders see eye to eye with us. Understandably, this business will not generate any substantial financial return in the coming 2 to 3 years. Similar to the situation and the mentality when we started investing in Fibre infrastructure business over ten years ago, our investment in Free TV will require immense courage to challenge the giant and steadfast commitment to realising our dream step by step.

Management's Discussion and Analysis

FINANCIAL HIGHLIGHTS

In thousands of Hong Kong dollars except for per share amounts and ratios

	Six months ended		Year-On-Year Change	
	28 February 2011	28 February 2010	Amount	%
Turnover	**825,906**	785,963	39,943	5.1%
Earnings before interest, tax, depreciation and amortisation (EBITDA[1])	**301,599**	248,848	52,751	21.2%
EBITDA margin	**36.5%**	31.7%	4.8%	15.1%
Core EBITDA[2]	**301,599**	258,498	43,101	16.7%
Core EBITDA margin	**36.5%**	32.9%	3.6%	10.9%
Profit attributable to shareholders	**167,612**	116,388	51,224	44.0%
Earnings per share				
– Basic (HK Cents)	**21.9**	17.3	4.6	26.6%
– Diluted (HK Cents)	**21.1**	16.5	4.6	27.9%
Dividend declared per ordinary share (HK cents)	**15.0**	6.5	8.5	130.8%
Capital Expenditures	**175,294**	176,890	(1,596)	(0.9%)
Adjusted free Cash Flow[3]	**127,869**	60,294	67,575	112.1%

	As at		Year-On-Year Change	
	28 February 2011	31 August 2010	Amount	%
Cash at bank and in hand	**476,855**	588,665	(111,810)	(19.0%)
Total outstanding borrowings	**129,179**	134,662	(5,483)	(4.1%)
Total equity attributable to equity shareholders	**1,759,616**	1,688,539	71,077	4.2%
Shares in issue (in thousands)	**768,511**	764,997	3,514	0.5%
Net asset per share (HK$)	**2.29**	2.21	0.08	3.6%
Net gearing ratio (times)	**Net Cash**	Net Cash		

1 EBITDA for any period means, without duplication, net income/(loss) for such period, plus the following to the extent deducted in calculating such net income/(loss): net interest expense/(income), income taxes, depreciation and amortisation expense (excluding any such non cash charge to the extent it represents an accrual of or reserve for cash charges in any future period or amortisation of a prepaid cash expense that was paid in a prior period not included in the calculation).

2 Core EBITDA represents the EBITDA for any period plus any net loss from extinguishment of 10-year senior notes.

3 Adjusted free cash flow means EBITDA minus capital expenditure and net finance costs.

4 City Telecom (H.K.) Limited Interim Report 2011

BUSINESS REVIEW At the outset of FY2011, we communicated a very clear message to all internal and external stakeholders — our focus for FY2011 will be on harvesting the record growth of over 500,000 plus broadband subscriptions we achieved in FY2010 for increased profitability. Our 1H FY2011 financial performance proves that we are very much on track for higher profitability driven by our Fixed Telecommunications Network Service (FTNS) business, as well as lower financial costs.
1. The Group turnover increased by 5.1% year-on-year to HK$825.9 million. Revenue growth driven mainly by an increase in FTNS business’s turnover by 7.6% to HK$727.2 million, which more than offset the decline in International Telecommunications Service business (IDD) of 10.4% year-on-year to HK$98.7 million. In absolute terms, FTNS revenues increased by HK$51.4 million versus IDD revenues decline of HK$11.5 million. FTNS’s turnover contributed to 88.0% of the Group turnover in 1H FY2011 (86.0% in 1H FY2010).
2. Strong growth in core EBITDA and net profit. Monetising the critical mass we achieved in FY2010, our core EBITDA for 1H FY2011 increased by 16.7% year-on-year to HK$301.6 million, resulting in core EBITDA margin expansion to 36.5% versus 32.9% a year ago. During 1H FY2011, we also benefited from the full period net interest savings from repurchase and redemption of our senior notes during FY2010, and our profit attributable to shareholders increased by 44.0% year-on-year to HK$167.6 million in 1H FY2011 with basic earnings per share at HK21.9 cents (HK17.3 cents in 1H FY2010).
3. Continuous broadband subscription growth. Despite fierce competition and increasing our core symmetric 100Mbps broadband service from HK$99/month to HK$169/month on 1 September 2010, for the six months to 28 February 2011, we achieved 25,000 net additions to 551,000 broadband subscriptions, which represents a dominant 68% of total market growth estimated at 37,000. Our estimate of total market growth is based on the latest official statistics from The Office of the Telecommunications Authority (“OFTA”) (http://www.ofta.gov.hk/en/datastat/eng_cus_isp.pdf), for five months period of 2,139,282 as of 31 January 2011 less 2,108,417 as 31 August 2010 x 6/5. For clarification, we report subscriptions, which are consistent with the OFTA statistics.
4. 131% increase in Dividend Per Share to HK15 cents. For the six months to 28 February 2011, we have declared an interim dividend of HK15 cents per ordinary share representing a payout of about 68% in profit attributable to shareholders. Whilst this is higher than same period last year, it is consistent with our dividend payout policy announced last year of between 60-90% of profit attributable to shareholders.
Fixed Telecommunications Network Services (FTNS) As guided in our FY2010 annual report, our focus for FY2011 is on profitability. Effective from 1 September 2010, the first day of our new financial year, we ended our ten months promotional broadband marketing offer for symmetric 100Mbps at HK$99/month towards either HK$199/month for symmetric 100Mbps triple play service or HK$199/month for 1Gbps broadband only service. We are fully aware of the “sticker shock” impact of this effective doubling of price and anticipated that it will take time to return to normal growth. In FY2006, we had a similar experience when we raised prices and actually experienced a 9,000 net broadband subscriptions decline before returning to rapid growth in the later years. With our 10-year Big, Hairy, Audacious Goal (BHAG) of becoming the largest broadband service provider by 2016, extreme Zig-Zag pricing is an intentional part of our strategy. Aggressive cuts in pricing are required to “shake” the market share away from competitors, and then assertive price increases are needed to drive profitability. Minor moves in pricing will not be enough to drive the dramatic market share gains that we need to achieve our BHAG.

Last year, FY2010, we cut the price of our symmetric 100Mbps standalone broadband service in half to HK$99/month to achieve record 35% increase to 526,000 broadband subscriptions, dominating 91% of the net market growth, and this year, FY2011, we increased the pricing by 70.7% to HK$169/month to drive towards profitability. During 1H FY2011, we still managed to expand our triple-play subscriptions with net addition of 49,000 to 1,159,000 as at 28 February 2011, comprised of 25,000 additions to 551,000 for broadband, 18,000 additions to 449,000 for local telephony and 6,000 additions to 159,000 for IP-TV subscriptions. Also very encouraging, is our broadband churn rate stayed below 1.0% per month during the period, which is evidence of the extreme stickiness of our service. To solidify our pricing foundation and to further expand the average revenue per user (“ARPU”), we are proactively up-selling, which drives our relative value positioning. Our entry level symmetric 100Mbps is priced at HK$169/month. For an extra HK$30/month, we offer a bundled add-on for voice and IP-TV with over 100 channels or an upgrade to 1Gbps symmetric broadband service. Relative to our competitors’ standalone prices for voice and IP-TV, our HK$30/month incremental triple play offers phenomenal value. Whereas other carriers are offering 100Mbps-1Gbps on a limited basis and on much higher price points for corporate “branding” purpose, we are proactively commoditising bandwidth as our objective is to make Fibre-base broadband so compelling that everyone wants to be on it. We want to change consumer mindsets from “Why do I need 1Gbps?” to “Why don’t I get 1Gbps?”. In addition to superior Fibre performance, our core values emphasises our Talent Advantage — “We are People’s leader and pioneer”. On 15 February 2011, we launched our “Service with Heart” campaign featuring our private-bank style personal account management. Instead of the traditional monopoly mindset of mass hotlines for customer service, each of our 500,000-plus broadband subscriptions can now enjoy the personal attention from a dedicated Customer Engagement Officer. Having 1,453 of our total 2,931 Talent base in Guangzhou allows us to cost effectively offer personalise service. Our customer engagement is based on two-way, long-term relationships and we consider this to be our competitive advantage rather than a cost of doing business. On local telephony, we continue to take market share in an already matured sector. On IP-TV, whilst we will continue to refine our service offering, we consider IP-TV to be a limited life ancillary service to our core broadband service. Overtime, we will embrace the structural trend that is brought by Over-The-Top content driven by the vibrant ecosystem of content providers, connected TVs/devices and abundant bandwidth offered by Fibre. These will allow most customers to “cut the cord” on the Pay-TV industry. International Telecom Services (IDD) IDD service revenue was down 10.4% to HK$98.7 million for 1H FY2011, with IDD traffic volume fell by 10.4% from 230 million minutes in 1H FY2010 to 206 million minutes in 1H FY2011, and only contributed 12.0% of the Group turnover. This segment continues to face intensive competition from traditional IDD service as well as other Voice-Over-IP (VoIP) calling options, many of whom are offered free of charge on PC to PC platforms. Having said that, on IDD, our strategy is to focus on cash flow and profitability rather than market share. LIQUIDITY AND CAPITAL RESOURCES As of 28 February 2011, the Group had total cash at bank and in hand of HK$476.9 million (31 August 2010: HK$588.7 million) and outstanding borrowing of HK$129.2 million (31 August 2010: HK$134.7 million), which led to a net cash position of HK$347.7 million (31 August 2010: HK$454.0 million). As of 28 February 2011, the Group had total unutilised banking facility of HK$30.5 million (31 August 2010: total unutilised banking and revolving loan facility of HK$220.5 million).

Management's Discussion and Analysis

Our long-term liability consists mainly of our outstanding 5-year bank loan which amounted to HK$123.7 million (31 August 2010: HK$123.6 million). There is no pledged bank deposit as at 28 February 2011 and 31 August 2010. During the year, the Group has a 5-year interest rate swap contract with a HK$175 million notional amount to hedge against interest rate risk which is recognised initially at fair value and is remeasured at each balance sheet date. On 24 March 2011, the Group fully repaid the 5-year bank loan, while the 5-year interest rate swap contract remains valid.

The debt maturity profiles of the Group as at 28 February 2011 and 31 August 2010 were as follows:

	28 February 2011 HK$'000	31 August 2010 HK$'000
Repayable within one year	**5,114**	10,702
Repayable in the second year	**101**	105
Repayable in the third to fifth year	**123,964**	123,855
Total	**129,179**	134,662

As of 28 February 2011, all outstanding borrowings bear fixed or floating interest rates and are denominated in Hong Kong dollars. As the Group was in net cash position as of 28 February 2011 and 31 August 2010, no net gearing ratio is presented.

One of our growth factors is to expand our fibre network coverage to reach 2.0 million residential homes pass by 31 December 2011. We had a good progress in 1H FY2011 with 63,000 homes pass additions to 1.83 million as of 28 February 2011. Our capital expenditure for this period was HK$175.3 million, slightly lower than the same period last year of HK$176.9 million. Although we are aggressively expanding our network, our policy to manage capital expenditure incurred below our EBITDA continues. During the period, the Group has generated an adjusted free cash flow of HK$127.9 million, which is defined as EBITDA less capital expenditure and less net finance costs (1H FY2010: HK$60.3 million).

The on-going capital expenditure to complete our network coverage target will be mainly funded by internally generated cash flow. Our capital expenditure outlook for FY2011 is expected to be about HK$350 million. After we achieve our 2.0 million homes pass target by 31 December 2011, we expect our capital expenditure on our core telecommunications business to substantially fall. Overall, the Group is financially well positioned for continuous business and network expansion.

CHARGE ON GROUP ASSETS

As of 28 February 2011 and 31 August 2010, the Group did not maintain any pledged deposits to secure its banking facilities.

EXCHANGE RATE

All the Group's monetary assets and liabilities are primarily denominated in either Hong Kong dollars or United States dollars. Given the exchange rate of the Hong Kong dollar to the United States dollar has remained close to the current pegged rate of HKD7.80 = USD1.00 since 1983, management does not expect significant foreign exchange gains or losses between the two currencies.

The Group is also exposed to a certain amount of foreign exchange risk based on fluctuations between the Hong Kong dollars and the Renminbi arising from its operations in the PRC. In order to limit this foreign currency risk exposure, the Group maintained Renminbi cash balance that approximates two to three months' of operating Renminbi cash flow requirements.

City Telecom (H.K.) Limited Interim Report 2011 7

Management's Discussion and Analysis

CONTINGENT LIABILITIES

At 28 February 2011, the Group had total contingent liabilities in respect of guarantees provided to suppliers of HK$2.7 million (31 August 2010: HK$2.7 million) and to utility vendors in lieu of payment of utility deposits of HK$5.6 million (31 August 2010: HK$5.6 million).

Save as disclosed above, there are no material contingent liabilities.

PROSPECTS

For 2H FY2011, our primary focuses are to continuously solidifying our FTNS pricing foundation and on full speed delivery of our "Service with Heart" campaign. While the subscription growth rate was slower than planned during 1H FY2011 due to price increase, we expect the "sticker shock" impact to evaporate over time. At HK$199/month (US$26) for symmetric 1Gbps, our service is amongst the best value in the world in terms of dollar per Mbps, which leads us to believe that there is scope for upward price adjustments in the years to come. For reference, our US$26/month for symmetric 1Gbps price point compares with the fastest option offered by Verizon FiOS in the US at US$139.95 for 50Mbps download and 20Mbps upload (source: http://www22.verizon.com/residential/fiosinternet/plans/plans.htm).

General perception that Hong Kong is a matured broadband market with about 85% household penetration hides the fact that the Group is driving a Fibre renaissance from a low base, with Fibre-based broadband household penetration at only 34% (See Graph below). In short, the industry is evolving from dial-up to broadband to Fibre and we are the market leader within the Fibre space.

Graph: Economies with the Highest Penetration of Fibre-to-the-Home/Building + LAN


Economies with the Highest Penetration of Fibre-to-the-Home/Building + LAN
South Korea
Japan
Hong Kong
Taiwan
Lithuania
Sweden
Norway
Slovenia
Bulgaria
Denmark
USA
Estonia
Slovakia
Singapore
Finland
Netherlands
Latvia
China
Russia
Romania
Italy
France
Portugal
Czech Republic
[blue] Fibre-to-the-Home subscribers
[orange] Fibre-to-the-Building + LAN subscribers
Economies with greater than 1% household penetration*
0% 5% 10% 15% 20% 25% 30% 35% 40% 45% 50% 55% 60%
Household Penetration
June 2010 Ranking
Source:
Fibre-to-the-Home Council
September 2010
*Economies with at least 200,000 households

Source: http://s.ftthcouncil.org/files/2010_sept_global_ranking_ftth.pdf

8 City Telecom (H.K.) Limited Interim Report 2011

UPDATE ON GUIDANCE FOR FULL YEAR TO 31 AUGUST 2011 Now more than half way through our final year to 31 August 2011, we are confident that we can deliver the full year guidance as set out in the section headed “Prospects” on page 20 of the Company’s 2010 Annual Report, subject to a mild reduction on subscription growth as detailed below:
1. Broadband subscriptions growth from 526,000 as of 31 August 2010 to exceed 580,000 as of 31 August 2011 (previously was 600,000 subscriptions)
2. EBITDA to exceed HK$580 million (unchanged)
3. Capital expenditure on core telecommunications business of approximately HK$350 million (unchanged)

At City Telecom, we believe transparency is key to our investor engagement efforts. An Analyst Event was held from 28 to 29 March 2011, opened up our executives and operations via unscripted management discussions, vendor presentations, operation and site tour, and group visit to the regulator. Event Schedule 28 March 2011 (Hong Kong) 09:00 11:30 City Telecom Management Technology Presentation Presentation 12:30

29 March 2011 (Guangzhou)
07:45 Departure to Guangzhou
10:45
13:45 Site Visit to City Telecom’s call centre 17:00 Operation and Site Tour at CIC Of ce Meeting with Regulator
Guangzhou Visit to our Customer Engagement Team Meeting with YK Ha, Deputy Director-Earnest Li, News Controller, IP-TV General at The Office of the
Operational Visit Telecommunications Authority
12:00 Chinese Dim Sum Lunch
Dick Ip, Associate Director of
19:00 14:15
Network Operation Centre, Network Operation Centre Overview Dinner Site Visit to MayFlower of ce & Presentation
- Overview on GZ call centre operation — Anatomise the new call centre solution — How to prioritise Talent development
15:15
Visit to our Customer Service Centre, at the heart Local Seafood Dinner at Lei Yue Mun of Hong Kong’s shopping district in Mongkok Departure from Guangzhou to Hong Kong

With the conviction that “Happy Talent bring Happy Customers”, we have launched our “Service with Heart” Customer Engagement Campaign in February 2011. This is an all-rounded 360° degree campaign, from internal to external, to delight our customers with Service from the Heart.

Externally, the message was blanketed across Hong Kong via outdoor billboards in prime locations, print ads, and panels at key public transport terminals, as well as comprehensive TV commercials. For TV Commercials, please visit: http://www.hkbn.net/servicewithhear t/

Six months ended 28 February 28 February 2011 2010 Note HK$’000 HK$’000
Turnover 3 825,906 785,963 Network costs 4 (103,781) (90,185) Other operating expenses (527,911) (539,612) Other income/(losses), net 5 3,210 (4,251) Finance costs, net 6(a) 247 (12,255) Profit before taxation 6 197,671 139,660 Income tax expense 8 (30,059) (23,272) Profit attributable to shareholders 167,612 116,388 Basic earnings per share 10 HK21.9 cents HK17.3 cents Diluted earnings per share 10 HK21.1 cents HK16.5 cents

Six months ended 28 February 28 February 2011 2010 HK$’000 HK$’000
Profit for the period 167,612 116,388 Other comprehensive income Exchange difference on translation of financial statements of overseas subsidiaries 1,564 (200) Total comprehensive income attributable to shareholders 169,176 116,188

28 February 31 August 2011 2010 Note HK$’000 HK$’000
Non-current assets Goodwill 1,066 1,066 Fixed assets 11 1,494,894 1,431,813 Long-term prepayment 4,521 5,174 Deferred expenditure 11,951 6,626
1,512,432 1,444,679
Current assets Accounts receivable 12 65,059 99,729 Other receivables, deposits and prepayments 201,910 89,490 Deferred expenditure 27,273 28,986 Cash at bank and in hand 476,855 588,665
771,097 806,870
Current liabilities Bank overdrafts — unsecured 4,961 10,490 Accounts payable 13 22,652 35,128 Other payables and accrued charges 166,217 195,931 Deposits received 22,661 21,822 Deferred services revenue 89,068 106,798 Tax payable 1,687 1,533 Current portion — obligations under finance leases 14 153 212
307,399 371,914 Net current assets 463,698 434,956 Total assets less current liabilities 1,976,130 1,879,635 Non-current liabilities
Deferred tax liabilities 16 85,026 55,843 Derivative financial instrument 15 7,423 11,293 Long-term debt and other liabilities 14 124,065 123,960
216,514 191,096 Net assets 1,759,616 1,688,539 Capital and reserves
Share capital 17 76,851 76,500 Reserves 1,682,765 1,612,039 Total equity attributable to equity shareholders of the Company 1,759,616 1,688,539 The notes on pages 19 to 34 form part of this interim financial report.

Unaudited Consolidated Statement of Changes in Equity

For the six months ended 28 February 2011

(Expressed in Hong Kong dollars)

	Note	Share capital HK$'000	Share premium HK$'000	Capital reserve HK$'000	Capital redemption reserve HK$'000	Retained profits HK$'000	Exchange reserve HK$'000	Total HK$'000
At 1 September 2010		76,500	1,074,997	21,064	7	513,208	2,763	1,688,539
Total comprehensive income for the period		–	–	–	–	167,612	1,564	169,176
Dividend paid in respect of previous year	9(b)	–	–	–	–	(103,735)	–	(103,735)
Shares issued upon exercise of share options		351	4,418	(1,495)	–	–	–	3,274
Equity settled share-based transactions		–	–	2,362	–	–	–	2,362
At 28 February 2011		76,851	1,079,415	21,931	7	577,085	4,327	1,759,616
At 1 September 2009		66,418	681,208	23,232	7	454,802	2,860	1,228,527
Total comprehensive income for the period		–	–	–	–	116,388	(200)	116,188
Dividend paid in respect of previous year	9(b)	–	–	–	–	(108,735)	–	(108,735)
Shares issued upon exercise of share options		1,863	19,818	(6,866)	–	–	–	14,815
Equity settled share-based transactions		–	–	1,289	–	–	–	1,289
At 28 February 2010		68,281	701,026	17,655	7	462,455	2,660	1,252,084

The notes on pages 19 to 34 form part of this interim financial report.

City Telecom (H.K.) Limited Interim Report 2011 17

Six months ended 28 February 28 February 2011 2010 HK$’000 HK$’000
Net cash inflow from operating activities 155,432 189,821 Net cash outflow from investing activities (150,975) (169,287) Net cash outflow from financing activities (111,524) (108,891) Decrease in cash and cash equivalent (107,067) (88,357) Cash and cash equivalent at 1 September 578,175 221,052 Effect of foreign exchange rate changes 786 (352) Cash and cash equivalent at 28 February 471,894 132,343 Analysis of the balances of cash and cash equivalents Cash at bank and in hand 476,855 137,710 Bank overdraft — unsecured (4,961) (5,367)
471,894 132,343

1 BASIS OF PREPARATION AND ACCOUNTING POLICIES
This unaudited interim financial report has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited; and comply with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”, issued by the International Accounting Standards Board (the “IASB”) and Hong Kong Accounting Standard (“HKAS”) 34, “Interim Financial Reporting” issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”). It was authorised for issuance on 20 April 2011. This unaudited interim financial report has been prepared in accordance with the same accounting policy adopted in the financial statements for the year ended 31 August 2010, except for the accounting policy changes that are expected to be reflected in the financial statements for the year ending 31 August 2011. Details of these changes in accounting policies are set out in note 2. The preparation of an interim financial report in conformity with IAS 34 and HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates. This interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the financial statements for the year ended 31 August 2010. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for full set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”) issued by the IASB and Hong Kong Financial Reporting Standards (“HKFRSs”) issued by the HKICPA. The financial information relating to the financial year ended 31 August 2010 that is included in the condensed consolidated interim financial statements as being previously reported information does not constitute the Company’s statutory financial statements for that financial year but is derived from those financial statements. The statutory financial statements for the year ended 31 August 2010 are available at the Company’s registered office. The independent auditors have expressed an unqualified opinion on those financial statements in their report dated 9 November 2010.
2 SIGNIFICANT ACCOUNTING POLICIES
The IASB has issued a number of new or revised IFRSs, which term collectively includes IASs and Interpretations, that are first effective or available for early adoption for the current accounting period of the Group. The equivalent new or revised HKFRSs, which term collectively includes HKASs and Interpretations, consequently issued by the HKICPA as a result of these developments have the same effective date as those issued by the IASB and are in all material aspects identical to the pronouncements issued by the IASB. None of these changes in policies would have a material impact on the Group’s financial statements.

Notes to Unaudited Interim Financial Report

(Expressed in Hong Kong dollars)

3 TURNOVER AND SEGMENT INFORMATION

The Group is principally engaged in the provision of international telecommunications services and fixed telecommunications network services to customers in Hong Kong and Canada.

(a) Segment information

The Group has two reportable segments, as described below, which are the Group's strategic business units. The strategic business units offer different services, and are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the chief operating decision-maker reviews internal management reports on a monthly basis. The following summary describes the operations in each of the Group's reporting segments:

– International telecommunications : provision of international long distance calls services

– Fixed telecommunications network : provision of dial up and broadband Internet access services, local voice-over-IP services, IP-TV services and corporate data services

The Group's inter-segment transactions mainly consist of provision of leased lines services. These transactions were entered into on similar terms as those contracted with third parties.

	Six months ended 28 February 2011			
	International telecommunications services HK$'000	Fixed telecommunications network services HK$'000	Elimination HK$'000	Group HK$'000
Turnover				
External sales	98,749	727,157	–	825,906
Inter-segment sales	2,840	7,625	(10,465)	–
Reportable segment turnover	101,589	734,782	(10,465)	825,906
Reportable segment profit (note 3(b))	37,319	156,895		194,214

20 City Telecom (H.K.) Limited Interim Report 2011

Notes to Unaudited Interim Financial Report
(Expressed in Hong Kong dollars)

3 TURNOVER AND SEGMENT INFORMATION (Continued)

(a) Segment information (Continued)

	Six months ended 28 February 2010			
	International telecommunications services HK$'000	Fixed telecommunications network services HK$'000	Elimination HK$'000	Group HK$'000
Turnover				
External sales	110,178	675,785	–	785,963
Inter-segment sales	2,833	8,116	(10,949)	–
Reportable segment turnover	113,011	683,901	(10,949)	785,963
Reportable segment profit (note 3(b))	33,202	122,964		156,166

	International telecommunications services HK$'000	Fixed telecommunications network services HK$'000	Group HK$'000
Segment assets			
As at 28 February 2011	529,479	1,754,050	2,283,529
As at 31 August 2010	590,888	1,660,661	2,251,549

(b) Reconciliation of reportable segment profit

	Six months ended	
	28 February 2011 HK$'000	28 February 2010 HK$'000
Reportable segment profit	**194,214**	156,166
Other income/(losses), net	**3,210**	(4,251)
Finance costs, net	**247**	(12,255)
Profit before taxation	**197,671**	139,660

City Telecom (H.K.) Limited Interim Report 2011 21

3 TURNOVER AND SEGMENT INFORMATION (Continued)
(c) Hong Kong Broadband Network Limited (“HKBN”), a wholly-owned subsidiary of the Company, is a Fixed Telecommunications Network Services (“FTNS”) licensee and provides interconnection services to enable delivery of telecommunications service to customers of different operators. Since the FTNS license was granted by the Telecommunication Authority (“TA”) and interconnection services have been provided, HKBN has been billing mobile operators for the interconnection services provided to them and recognising revenue (“mobile interconnection charges”) based on management’s best estimate of the amounts to be collected. In prior years, majority of the mobile operators rejected HKBN’s demand for payment of mobile interconnection charges. As a result of non-payment by certain mobile operators, in 2004, the Group requested the TA to make a determination (the “2004 Determination”) on the level of mobile interconnection charges payable by one of the mobile operators (“mobile operator under dispute”) to HKBN; and the effective date of the determined mobile interconnection charges.
In June 2007, the TA issued the 2004 Determination which set out the rates of mobile interconnection charge payable by the mobile operator under dispute for interconnection services provided by HKBN for the period from 1 April 2002 to 31 August 2004 and the mobile operator under dispute paid mobile interconnection charge for the relevant period accordingly. Subsequent to June 2007, HKBN entered into contractual agreements with several mobile operators which agreed to pay mobile interconnection charges based on the 2004 Determination for the period from 1 April 2002 to 31 August 2004 and with respect to the period from 31 August 2004 at the interim rate stated in the contractual agreements. The interim rate was subject to adjustment based on final determination of the TA. In February 2008, since certain mobile operators had still not yet settled their mobile interconnection charges for interconnection services provided by HKBN, HKBN requested TA to make a new determination on the rate of mobile interconnection charge and interest thereon with four mobile operators. In September 2008, the TA accepted HKBN’s request for determination on the rate of mobile interconnection charges for the period from 1 April 2002 to 26 April 2009 payable by the mobile operators that have not reached contractual agreements with HKBN, and the rate for the period from 1 September 2004 to 26 April 2009 payable by those mobile operators that have reached contractual agreements with HKBN, and the interest rate thereon (the “2008 Determination”). In May 2010, the TA issued its decision on the 2008 Determination which set out the rates of mobile interconnection charges payable by the mobile operators under dispute. Included in the accounts receivable balance as at 28 February 2011 are receivables relating to mobile interconnection charges of HK$4,634,000 (31 August 2010: HK$39,763,000).

4 NETWORK COSTS
Network costs mainly include interconnection charges paid to local and overseas carriers, leased line rentals, program fees, and production costs for the IP-TV service, and do not include depreciation charge which is included in other operating expenses.
5 OTHER INCOME/(LOSSES), NET
Six months ended 28 February 28 February 2011 2010 HK$’000 HK$’000
Interest income 1,317 591 Other income 1,183 4,946 Net exchange gain/(loss) 710 (138) Loss on extinguishment of 10-year senior notes — (9,650)
3,210 (4,251)
6 PROFIT BEFORE TAXATION
Profit before taxation is arrived at after charging and (crediting) the following: (a) Finance costs, net
Six months ended 28 February 28 February 2011 2010 HK$’000 HK$’000
Interest element of finance leases 16 21 Interest on 10-year senior notes — 6,069 Interest on bank borrowings and other borrowing costs 3,447 1,162 Change in fair value of derivative financial instrument (3,870) 4,973 Amortisation of upfront costs on bank borrowings 160 30
(247) 12,255

6 PROFIT BEFORE TAXATION (Continued)
(b) Other items
Six months ended 28 February 28 February 2011 2010 HK$’000 HK$’000
Advertising and marketing expenses 163,921 182,456 Amortisation of deferred expenditure 18,181 27,484 Depreciation of owned fixed assets 105,194 97,167 Depreciation of fixed assets held under finance leases 298 357 Provision for doubtful debts 7,431 10,759 Gain on disposal of fixed assets (602) (185)
7 TALENT COSTS
Six months ended 28 February 28 February 2011 2010 HK$’000 HK$’000
Salaries, wages and other benefits 133,851 129,702 Equity settled share-based transactions 2,362 1,289 Retirement benefit costs — defined contribution plans 21,795 19,238 Less: Talent costs capitalised as fixed assets (10,343) (10,927)
147,665 139,302
Talent costs include all compensation and benefits paid to and accrued for all individuals employed by the Group, including directors of the Company. Talent costs include directors’ emoluments and research and development cost of HK$5,658,000 (for the six months ended 28 February 2010: HK$5,493,000) but exclude Talent costs of HK$5,347,000 (for the six months ended 28 February 2010: HK$5,693,000) recorded in network costs and HK$105,586,000 (for the six months ended 28 February 2010: HK$113,495,000) recorded in advertising and marketing expenses.

8 INCOME TAX EXPENSE
The provision for Hong Kong Profits Tax is calculated by applying the estimated annual effective tax rate of 15.2% (six months ended 28 February 2010: 16.7%) to the assessable profit for the six months ended 28 February 2011. Taxation for overseas subsidiaries is similarly calculated using the estimated annual effective rates of taxation that are expected to be applicable in the relevant countries. The amount of income tax expense in the consolidated income statement represents:
Six months ended 28 February 28 February 2011 2010 HK$’000 HK$’000
Current taxation — Hong Kong profits tax
— over-provision in respect of prior years — (40) — Overseas taxation — provision for interim period 1,721 1,678 — Special tax credit received in respect of prior year (845) —Deferred taxation relating to the origination and reversal of temporary differences (note 16) 29,183 21,634
Income tax expense 30,059 23,272
9 DIVIDENDS
(a) Dividends attributable to the interim period
Six months ended 28 February 28 February 2011 2010 HK$’000 HK$’000
Interim dividend declared and paid after the interim period end of HK15 cents per ordinary share (28 February 2010: HK6.5 cents per ordinary share) 115,277 44,383 At a board meeting held on 20 April 2011, the Directors of the Company have recommended to pay an interim dividend of HK15 cents per ordinary share in cash for the six months ended 28 February 2011 (for the six months ended 28 February 2010: HK6.5 cents per ordinary share). The interim dividend will be distributed on or about 31 May 2011 to shareholders whose names appear on the register of members of the Company as at the close of business on 18 May 2011. The interim dividend has not been recognised as a liability at 28 February 2011.

9 DIVIDENDS (Continued)
(b) Dividends attributable to the previous financial year, approved and paid during the interim period
Six months ended 28 February 28 February 2011 2010 HK$’000 HK$’000
Final dividend in respect of the financial year ended 31 August 2010, approved and paid during the following interim period, of
HK13.5 cents per ordinary share (2010: HK16 cents per ordinary share) 103,735 108,735
10 EARNINGS PER SHARE
Six months ended 28 February 28 February 2011 2010 HK$’000 HK$’000
Profit attributable to shareholders 167,612 116,388 Weighted average number of ordinary shares
Six months ended 28 February 28 February 2011 2010 Number of Number of shares shares ‘000 ‘000
Issued ordinary shares at the beginning of the period 764,997 664,180 Effect of share options exercised 2,012 9,025 Weighted average number of ordinary shares at the end of the period (basic) 767,009 673,205 Incremental shares from assumed exercise of share options 25,877 30,771 Weighted average number of ordinary shares at the end of the period (diluted) 792,886 703,976 Basic earnings per share HK21.9 cents HK17.3 cents Diluted earnings per share HK21.1 cents HK16.5 cents

11 FIXED ASSETS
Six months ended 28 February 28 February 2011 2010 HK$’000 HK$’000
At the beginning of the period 1,431,813 1,302,380 Additions 175,294 176,890 Disposal (7,521) (6,860) Depreciation charge (105,492) (97,524) Exchange adjustments 800 133 At the end of the period 1,494,894 1,375,019
12 ACCOUNTS RECEIVABLE
The aging analysis of the accounts receivable is as follows:
28 February 31 August 2011 2010 HK$’000 HK$’000
Current—30 days 41,939 41,244 31—60 days 9,453 9,024 61—90 days 4,960 5,245 Over 90 days (note) 13,867 50,039
70,219 105,552 Less: Allowance for doubtful debts (5,160) (5,823) 65,059 99,729
The majority of the Group’s accounts receivable are due within 30 days from the date of billings. Subscribers with receivable that are more than 3 months overdue are requested to settle all outstanding balance before further credit is granted. Note: The amounts over 90 days for the Group included receivables relating to mobile interconnection charges of HK$4,634,000 as at 28 February 2011 (31 August 2010: HK$39,763,000).
13 ACCOUNTS PAYABLE
The aging analysis of the accounts payable is as follows:
28 February 31 August 2011 2010 HK$’000 HK$’000
Current—30 days 5,229 6,838 31—60 days 1,129 1,982 61—90 days 152 1,647 Over 90 days 16,142 24,661
22,652 35,128

Notes to Unaudited Interim Financial Report
(Expressed in Hong Kong dollars)

14 LONG-TERM DEBT AND OTHER LIABILITIES

	28 February 2011 HK$'000	31 August 2010 HK$'000
Long term-bank loan – unsecured (note (a))	123,727	123,567
Obligation under finance leases (note (b))	491	605
	124,218	124,172
Current portion – obligations under finance leases	(153)	(212)
	124,065	123,960

Notes:

(a) As at 28 February 2011, HK$125,000,000 was drawn from a bank facility (note 18) which bears floating interest rate and is repayable on 23 December 2014. The borrowing is subject to the fulfilment of covenants relating to certain of the Group's balance sheet ratios, as are commonly found in lending arrangements with financial institutions. If the Group were to breach the covenants the drawn down facilities would become payable on demand. The Group regularly monitors its compliance with these covenants. As at 28 February 2011, none of the covenants relating to this borrowing had been breached. In March 2011, the borrowing has been fully repaid.

(b) The Group's finance lease liabilities were repayable as follows:

	28 February 2011			31 August 2010		
	Present value of the minimum lease payments HK$'000	Interest expense relating to future periods HK$'000	Total minimum lease payments HK$'000	Present value of the minimum lease payments HK$'000	Interest expense relating to future periods HK$'000	Total minimum lease payments HK$'000
Within 1 year	153	24	177	212	30	242
After 1 year but within 2 years	101	17	118	105	20	125
After 2 years but within 5 years	237	14	251	288	22	310
	338	31	369	393	42	435
	491	55	546	605	72	677

28 City Telecom (H.K.) Limited Interim Report 2011

Notes to Unaudited Interim Financial Report

(Expressed in Hong Kong dollars)

15 DERIVATIVE FINANCIAL INSTRUMENT

	28 February 2011 HK$'000	31 August 2010 HK$'000
Non-current liabilities		
Interest rate swap, at fair value through profit or loss	7,423	11,293

As at 28 February 2011 and 31 August 2010, the Group has a 5-year interest rate swap contract with a notional amount of HK$175,000,000 to hedge against interest rate risk. Under this arrangement, the Group will pay a fixed rate interest on the notional amount on quarterly basis, and receive a floating interest rate at HIBOR rate. The contract is recognised initially at fair value and is remeasured at each balance sheet.

The interest rate swap does not qualify for hedge accounting under IAS/HKAS 39, Financial instruments: Recognition and measurement, and therefore changes in its fair value is recognised immediately in profit or loss.

16 DEFERRED TAXATION

The movements of the net deferred tax (liabilities)/assets recognised in the consolidated balance sheet are as follows:

	Six months ended 28 February 2011 HK$'000	Year ended 31 August 2010 HK$'000
At the beginning of the period/year	(55,843)	(15,709)
Deferred taxation charged to income statement – relating to the origination and reversal of temporary differences	(29,183)	(40,134)
At the end of the period/year	(85,026)	(55,843)

As at 28 February 2011, the Group has not recognised deferred tax assets in respect of unused tax losses of HK$8,500,000 (31 August 2010: HK$8,242,000) because it is not probable that future taxable profits can be generated to utilise the tax losses.

The unrecognised tax losses carried forward from prior years will expire in the following periods:

	28 February 2011 HK$'000	31 August 2010 HK$'000
After 5 years	2,820	2,553
No expiry date	5,680	5,689
	8,500	8,242

City Telecom (H.K.) Limited Interim Report 2011 29

16 DEFERRED TAXATION (Continued)
The components of deferred tax assets and liabilities in the consolidated balance sheet and the related movements during the period/year are as follows:
Tax losses
28 February 31 August 2011 2010 HK$’000 HK$’000
Deferred tax assets: At the beginning of the period/year 90,956 116,057 Charged to income statement (16,409) (25,107) Exchange differences 4 6 At the end of the period/year 74,551 90,956
Accelerated depreciation allowances 28 February 31 August 2011 2010 HK$’000 HK$’000
Deferred tax liabilities: At the beginning of the period/year (146,799) (131,766) Charged to income statement (12,774) (15,027) Exchange differences (4) (6) At the end of the period/year (159,577) (146,799) The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet.
28 February 31 August 2011 2010 HK$’000 HK$’000
Deferred tax assets — —Deferred tax liabilities (85,026) (55,843)
(85,026) (55,843)

Notes to Unaudited Interim Financial Report
(Expressed in Hong Kong dollars)

17 SHARE CAPITAL

	Number of shares		Amount (HK$'000)	
	28 February 2011	31 August 2010	**28 February 2011**	31 August 2010
Authorised:				
Ordinary shares of HK$0.10 each	**2,000,000,000**	2,000,000,000	**200,000**	200,000
Issued and fully paid:				
Ordinary shares of HK$0.10 each				
At the beginning of the period/year	**764,997,344**	664,179,970	**76,500**	66,418
Shares issued upon exercise of share options	**3,513,657**	20,317,374	**351**	2,032
Share issued upon placement	**–**	80,500,000	**–**	8,050
At the end of the period/year	**768,511,001**	764,997,344	**76,851**	76,500

The movement of outstanding share options during the period was as follows:

Date of grant	Exercise price per share	Number of share options outstanding at 1 September 2010	Granted	Exercised	Number of share options outstanding at 28 February 2011
2002 Share Option Scheme					
21 October 2004	HK$1.5224	4,158,680	–	350,572	3,808,108
5 January 2005	HK$1.5224	16,183,208	–	–	16,183,208
22 May 2006	HK$0.6523	5,183,443	–	2,558,045	2,625,398
6 February 2008 (note)	HK$1.7568	5,542,791	–	–	5,542,791
11 February 2008 (note)	HK$1.8660	6,044,791	–	–	6,044,791
15 February 2008	HK$1.7568	604,479	–	302,240	302,239
2 May 2008 (note)	HK$1.7866	932,465	–	302,800	629,665
5 February 2010	HK$4.2400	6,000,000	–	–	6,000,000
		44,649,857	–	3,513,657	41,136,200

Note:

The Company operates a share option scheme (the "2002 Share Option Scheme") which was adopted by shareholders of the Company on 23 December 2002 which the directors may, at their discretion, invite eligible participants to take up share options to subscribe for shares subject to the terms and conditions stipulated therein.

Each option entitles the holder to subscribe for one ordinary share in the Company at predetermined exercise price.

During the six months ended 28 February 2011, one of the clauses in the option agreement has been modified. As a result of this modification, the expiry period of the share option has been extended to 10 years from the grant date of share options. The Group has accounted for the modification in accordance with IFRS/HKFRS 2 "Share-based payment" by measuring the incremental fair value which is the difference between the fair value of the modified share options and that of the original share options, both estimated as at the date of the modification, and recognising the incremental fair value over the period from the modification date until the date when the modified share options vest. If the modification occurs after vesting date, the incremental fair value granted is recognised immediately. The balance of the original grant-date fair value as at the date of modification continues to be recognised over the remaining original vesting period. For the six months ended 28 February 2011, the amount of incremental fair value recognised in current period in respect of the modification was HK$116,000.

City Telecom (H.K.) Limited Interim Report 2011 31

18 CONTINGENT LIABILITIES
28 February 31 August 2011 2010 HK$’000 HK$’000
Bank guarantees provided to suppliers 2,760 2,770 Bank guarantee in lieu of payment of utility deposits 5,572 5,572
8,332 8,342
As at 28 February 2011, HK$133,332,000 (31 August 2010: HK$133,342,000) of the HK$163,870,000 total banking facility (31 August 2010: HK$353,840,000 total banking facility and revolving loan facility) was utilised by the Company and the subsidiary.
19 COMMITMENTS
(a) Capital commitments
28 February 31 August 2011 2010 HK$’000 HK$’000
Purchase of telecommunications, computer and office equipment — contracted but not provided for 130,844 132,340
(b) Commitments under operating leases
The Group has future minimum lease payments under non-cancellable operating leases as follows:
28 February 31 August 2011 2010 HK$’000 HK$’000
Leases in respect of land and buildings which are payable: Within 1 year 22,571 24,873 After 1 year but within 5 years 10,927 16,417
33,498 41,290
Leases in respect of telecommunications facilities and computer equipment which are payable: Within 1 year 58,695 63,948 After 1 year but within 5 years 13,795 14,200 After 5 years 4,153 4,849
76,643 82,997
110,141 124,287

19 COMMITMENTS (Continued)
(c) Program fee commitments
The Group entered into several long-term agreements with program content providers for rights to use certain program contents in the Group’s IP-TV services. Minimum amounts of program fees to be paid by the Group are analysed as follows:
28 February 31 August 2011 2010 HK$’000 HK$’000
Program fee in respect of program rights which are payable: Within 1 year 23,213 25,539 After 1 year but within 5 years 38,085 48,087
61,298 73,626
20 MATERIAL RELATED PARTY TRANSACTIONS
The Group entered into the following material related party transactions. Key management personnel remuneration Remuneration for key management personnel of the Group is as follows:
Six months ended 28 February 28 February 2011 2010 HK$’000 HK$’000
Short-term employee benefits 21,630 15,469 Post-employment benefits 667 1,315 Equity compensation benefits 1,338 1,289
23,635 18,073

21 P O S S I B L E I M P A C T O F A M E N D M E N T S , N E W S T A N D A R D S A N D INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE PERIOD ENDED 28 FEBRUARY 2011
Up to the date of issue of these financial statements, the IASB/HKICPA has issued a number of amendments, new standards and interpretations which are not yet effective for the six months period ended 28 February 2011. The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far the Group is not yet in a position to state whether the following developments will have a significant impact on the Group’s results of operations and financial position.
Effective for accounting periods beginning on or after
IFRS/HKFRS (Amendments) Improvements to IFRS/HKFRS (2010) 1 January 2011 IAS/HKAS 24 (Revised) Related party disclosures 1 January 2011 Amendments to IFRS/HKFRS 7 Financial instruments: Disclosures — Transfer of 1 July 2011 financial assets IFRS/HKFRS 9 Financial instruments 1 January 2013

Other Information

TALENT REMUNERATION

Including the directors of the Group, as at 28 February 2011, the Group had 2,931 permanent full-time Talent. The Group provides remuneration package consisting of basic salary, bonus and other benefits. Bonus payments are discretionary and dependent on both the Group's and individual performances. The Group also provides comprehensive medical insurance coverage, competitive retirement benefits schemes, Talent training programs and operates share option scheme.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Neither the Company nor its subsidiaries has purchased, sold or redeemed any of the Company's listed securities during the period for the six months ended 28 February 2011.

DIRECTORS' INTERESTS IN SHARES AND UNDERLYING SHARES

As at 28 February 2011, the interests and short positions of the Company's Directors, chief executive and their associates in the shares and underlying shares of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")), as recorded in the register maintained by the Company required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") were as follows:

Long positions in ordinary shares and underlying shares of the Company

	Interests in shares						
Name of Director	Personal interests	Corporate interests	Family interests	Total interests in shares	Interests in underlying shares pursuant to share options	Aggregate interests	Approximate percentage interests in the Company's issued share capital (Note 1)
Mr. Wong Wai Kay, Ricky	7,145,289	339,814,284 (Note 2(i))	–	346,959,573	8,091,604	355,051,177	46.20%
Mr. Cheung Chi Kin, Paul	17,361,820	24,924,339 (Note 2(ii))	–	42,286,159	8,091,604	50,377,763	6.56%
Mr. Yeung Chu Kwong, William	2,306,000	–	–	2,306,000	11,542,956	13,848,956	1.80%
Mr. Lai Ni Quiaque	2,022,899	–	10,392,506 (Note 3)	12,415,405	6,044,791	18,460,196	2.40%

City Telecom (H.K.) Limited Interim Report 2011 35

DIRECTORS’ INTERESTS IN SHARES AND UNDERLYING SHARES (Continued) Long positions in ordinary shares and underlying shares of the Company (Continued) Notes:
1. This percentage is based on 768,511,001 ordinary shares of the Company issued as at 28 February 2011.
2. The corporate interests of Mr. Wong Wai Kay, Ricky and Mr. Cheung Chi Kin, Paul arise through their respective interests in the following companies:
(i) 339,814,284 shares are held by Top Group International Limited (“Top Group”) which is 42.12% owned by Mr. Wong Wai Kay, Ricky; the interests of Top Group in the Company is also disclosed under the section “Substantial Shareholders” in this report. (ii) 24,924,339 shares are held by Worship Limited which is 50% owned by Mr. Cheung Chi Kin, Paul.
3. 10,392,506 shares are jointly owned by Mr. Lai Ni Quiaque and his spouse.
Save as disclosed above, as at 28 February 2011, none of the Directors nor the chief executive (including their spouse and children under 18 years of age) of the Company had any interest or short positions in the shares, underlying shares and derivative to ordinary shares of the Company and its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code. SHARE OPTION SCHEMES The Company operates a share option scheme (the “2002 Share Option Scheme”) which was adopted by shareholders of the Company on 23 December 2002 which the directors may, at their discretion, invite eligible participants to take up options to subscribe for shares subject to the terms and conditions stipulated therein.

Other Information

SHARE OPTION SCHEMES (Continued)

Details of the share options granted under the 2002 Share Option Scheme during the period for the six months ended 28 February 2011 were as follows:

	Date of grant	Exercise price HK$	Balance as at 1 September 2010	Options granted during the period	Vesting period	Exercise period	Options exercised during the period (Note 1)	Options cancelled/ lapsed during the period	Balance as at 28 February 2011	Closing price immediately before the date on which the options were granted HK$
Directors										
Mr. Wong Wai Kay, Ricky	5 January 2005	1.5224	8,091,604	–	5 January 2005 to 31 December 2006	5 January 2005 to 20 October 2014	–	–	8,091,604	1.53
Mr. Cheung Chi Kin, Paul	5 January 2005	1.5224	8,091,604	–	5 January 2005 to 31 December 2006	5 January 2005 to 20 October 2014	–	–	8,091,604	1.53
Mr. Yeung Chu Kwong, William	22 May 2006	0.6523	165	–	22 May 2006 to 21 May 2009	22 May 2007 to 21 May 2016	–	–	165	0.64
	6 February 2008	1.7568	5,542,791	–	(Note 2)	(Note 2)	–	–	5,542,791	1.99
	5 February 2010	4.2400	6,000,000	–	(Note 3)	(Note 3)	–	–	6,000,000	4.34
Mr. Lai Ni Quiaque	22 May 2006	0.6523	2,022,899	–	22 May 2006 to 21 May 2009	22 May 2007 to 21 May 2016	2,022,899	–	–	0.64
	11 February 2008	1.8660	6,044,791	–	(Note 4)	(Note 4)	–	–	6,044,791	1.86
Talent under continuous employment contracts										
Talent	21 October 2004	1.5224	4,158,680	–	21 October 2004 to 31 December 2006	1 January 2005 to 20 October 2014	350,572	–	3,808,108	1.53
	22 May 2006	0.6523	3,160,379	–	22 May 2006 to 21 May 2009	22 May 2007 to 21 May 2016	535,146	–	2,625,233	0.64
	15 February 2008	1.7568	604,479	–	(Note 5)	(Note 5)	302,240	–	302,239	1.79
	2 May 2008	1.7866	932,465	–	(Note 6)	(Note 6)	302,800	–	629,665	1.72
Total			44,649,857	–			3,513,657	–	41,136,200	

City Telecom (H.K.) Limited Interim Report 2011 37

SHARE OPTION SCHEMES (Continued) Notes:
1. During the six months ended 28 February 2011, 3,513,657 options were exercised and the weighted average share price at the date of exercise was HK$5.81 per ordinary share.
2. The exercise of the options is subject to certain conditions that must be achieved by the grantee. A modification to the expiry date of the options granted to the grantee was approved by shareholders of the Company on 21 December 2010 and the options shall be exercised not later than 5 February 2018.
3. The exercise of the options is subject to certain conditions that must be achieved by the grantee. The options shall be exercised not later than 4 February 2020.
4. The exercise of the options is subject to the performance of the Company’s shares and certain conditions that must be achieved by the grantee. A modification to the expiry date of the options granted to the grantee was approved by shareholders of the Company on 21 December 2010 and the options shall be exercise not later than 10 February 2018.
5. The exercise of the options is subject to certain conditions that must be achieved by the grantee. The options shall be exercised not later than 23 December 2012.
6. The exercise of the options is subject to certain conditions that must be achieved by the grantee. A modification to the expiry date of the options granted to the grantee was approved by shareholders of the Company on 21 December 2010 and the options shall be exercised not later than 1 May 2018.
7. During the six months ended 28 February 2011, no options were lapsed and cancelled.
SUBSTANTIAL SHAREHOLDERS At 28 February 2011, the interests or short positions of the persons, other than the directors or chief executive of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO were as follows:
Interests in shares
Name in long positions Percentage interests
(Note)
Top Group International Limited 339,814,284 44.22% Jennison Associates LLC 53,825,740 7.00% Note : This percentage is based on 768,511,001 ordinary shares of the Company issued as at 28 February 2011. Save as disclosed above, as at 28 February 2011, the Company had not been notified of any persons (other than the directors and chief executive of the Company) having any interest or short position in the shares and underlying shares of the Company as recorded in the register required to be kept by the Company under Section 336 of the SFO. COMPLIANCE WITH CODE ON CORPORATE GOVERNANCE PRACTICES During the period for six months ended 28 February 2011, the Company has complied with the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 of the Listing Rules.

CODE OF CONDUCT FOR SECURITIES TRANSACTIONS BY DIRECTORS The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers contained in Appendix 10 to the Listing Rules as the code of conduct for securities transactions by directors of the Company (the “Company Code”). Having made specific enquiry of all directors of the Company, the Company confirmed that they have complied with the required standard as set out in the Company Code during the six months ended 28 February 2011. CHANGES OF DIRECTORS’ INFORMATION During the period for six months ended 28 February 2011, the Executive Directors, Mr. Wong Wai Kay, Ricky, Mr. Cheung Chi Kin, Paul, Mr. Yeung Chu Kwong, William and Mr. Lai Ni Quiaque received discretionary performance bonuses in the amounts of HK$1,000,000, HK$1,000,000, HK$1,500,000 and HK$750,000 respectively. The basis of determining the Directors’ emoluments (including bonus payments) remained unchanged during the six months ended 28 February 2011. Save as disclosed above, during the six months ended 28 February 2011, there was no other change to the Directors’ information since the date of the 2010 annual report of the Company which required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules. REMUNERATION COMMITTEE The Remuneration Committee which is chaired by Mr. Lee Hon Ying, John, an Independent Non-executive Director, currently has a membership comprising three Independent Non-executive Directors, Non-executive Director, Chief Financial Officer and Director-Talent Management. The Remuneration Committee is responsible for establishing a formal, fair and transparent procedure for developing policy and structure of all remuneration of directors and senior management of the Company. The Remuneration Committee also assists the Company to review and consider the Company’s policy for remuneration of directors and senior management and to determine their remuneration packages. REVIEW BY AUDIT COMMITTEE The Audit Committee has reviewed and discussed with the management of the Company the unaudited interim results for the six months ended 28 February 2011.
The Audit Committee comprises three Independent Non-executive Directors, namely Mr. Lee Hon Ying, John (the Chairman of the Audit Committee), Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu. INTERIM DIVIDEND The Board has resolved to declare an interim dividend of HK15 cents per ordinary share in cash for the six months ended 28 February 2011 (six months ended 28 February 2010: HK6.5 cents per ordinary share) to shareholders of the Company whose names are recorded on the register of members of the Company as at 18 May 2011. Dividend warrants will be dispatched to shareholders of the Company on or around 31 May 2011.

CLOSURE OF REGISTER OF MEMBERS The register of members of the Company will be closed from 16 May 2011 to 18 May 2011 (both days inclusive) during which period no transfers of shares would be effected. In order to qualify for the interim dividend, all transfer of shares together with the relevant share certificates must be lodged with the Company’s Share Registrar, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not later than 4:30 p.m. on 13 May 2011. By Order of the Board Wong Wai Kay, Ricky
Chairman
Hong Kong, 20 April 2011